   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2000

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ADAC LABORATORIES
                       (NAME OF SUBJECT COMPANY (ISSUER))

                    PHILIPS MEDICAL ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                            PHILIPS HOLDING USA INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (NAMES OF FILING PERSONS)

                                 COMMON STOCK,
                                  NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM E. CURRAN
                                   PRESIDENT
                            PHILIPS HOLDING USA INC.
                          1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 536-0500

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                with a copy to:

                                MATTHEW G. HURD
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

           Transaction valuation(1)                         Amount of filing fee
                 $489,852,842                                     $97,971

--------------------------------------------------------------------------------

(1) Based on the offer to purchase all of the outstanding shares of common stock of ADAC Laboratories, together with the associated rights to purchase Series A Junior Participating Preferred Stock, at a purchase price of $18.50 per share, 21,136,116 shares outstanding and outstanding options with respect to 5,342,416 shares, in each case as of November 12, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the commencement by Philips Medical Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands ("Royal Philips"), of its offer to purchase all of the outstanding shares of common stock, no par value ("Common Stock"), of ADAC Laboratories, a California corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock ("Rights") issued pursuant to the Rights Agreement, dated as of April 22, 1996, as amended, between the Company and Chemical Mellon Shareholder Services, L.L.C. (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $18.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial information. Not applicable.

     (b) Pro forma information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     The following are attached as exhibits to this Schedule TO:

99(a)(1)      Offer to Purchase
99(a)(2)      Letter of Transmittal
99(a)(3)      Notice of Guaranteed Delivery
99(a)(4)      Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9
99(a)(5)      Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees
99(a)(6)      Form of Letter to be used by brokers, dealers, commercial
              banks, trust companies and other nominees to their clients
99(a)(7)      Summary newspaper advertisement, dated November 14, 2000, as published in The Wall Street Journal
99(b)         None
99(d)(1)(A)   Agreement and Plan of Merger, dated as of November 12, 2000, by and among Parent, Merger Sub and the Company
99(d)(1)(B)   Stock Option Agreement, dated as of November 12, 2000
              between Merger Sub and the Company
99(d)(2)      Employment Agreement, dated February 2000, between Dave
              Cruffell and Philips Electronics North America Corporation
99(g)         None
99(h)         None

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    PHILIPS MEDICAL ACQUISITION CORPORATION

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  President and Director

                                    PHILIPS HOLDING USA INC.

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  Chairman, President and Director

                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By: /s/ COR BOONSTRA
                                    --------------------------------------------
                                    Name: Cor Boonstra
                                    Title:  President, Chairman of the Board of
                                            Management and the Group Management
                                            Committee

                                    By: /s/ JAN H.M. HOMMEN
                                    --------------------------------------------
                                    Name: Jan H.M. Hommen
                                    Title:  Executive Vice-President, Chief
                                            Financial Officer, Member of the
                                            Board of Management and the Group
                                            Management Committee

Date: November 14, 2000

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                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                           EXHIBIT DESCRIPTION
------------                        -------------------
99(a)(1)        Offer to Purchase
99(a)(2)        Letter of Transmittal
99(a)(3)        Notice of Guaranteed Delivery
99(a)(4)        Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9
99(a)(5)        Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees
99(a)(6)        Form of Letter to be used by brokers, dealers, commercial
                banks, trust companies and other nominees to their clients
99(a)(7)        Summary newspaper advertisement, dated November 14, 2000, as published in The Wall Street Journal
99(b)           None
99(d)(1)(A)     Agreement and Plan of Merger, dated as of November 12, 2000, by and among Parent, Merger Sub and the Company
99(d)(1)(B)     Stock Option Agreement, dated as of November 12, 2000
                between Merger Sub and the Company
99(d)(2)        Employment Agreement, dated February 2000, between Dave
                Cruffell and Philips Electronics North America Corporation
99(g)           None
99(h)           None

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